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EXHIBIT 2

                                                        NEWS RELEASE
                                                        CONTACT: ROBERT EARLY
                                                        MAY & SPEH/ 708-964-1501

                                                        FOR IMMEDIATE RELEASE
                                                        ---------------------


MAY & SPEH ANNOUNCES ACQUISITION AGREEMENT AND MULTI-YEAR SERVICES AGREEMENT
                             WITH THE FANEUIL GROUP


DOWNERS GROVE, IL - JULY 18, 1996 -- May & Speh, Inc. (NASDAQ: SPEH), announced two separate agreements with Faneuil, Inc., a Boston based direct marketing services company and wholly-owned subsidiary of Faneuil ISG, Inc., a Canadian corporation ("The Faneuil Group"). Pursuant to a stock purchase agreement, May & Speh acquired GIS Information Systems, Inc., a wholly-owned subsidiary of Faneuil, for approximately $19 million cash plus additional consideration as described below. GIS is a provider of data processing outsourcing services and operates principally under the name "Faneuil Systems". In addition, May & Speh entered into a multi-year services agreement with The Faneuil Group to provide direct marketing and outsourcing services to The Faneuil Group through the year 2001.

The Services Agreement provides for the purchase by The Faneuil Group of up to $5 million of services from May & Speh. The Faneuil Group is a knowledge-based direct marketing services company with its principal U.S. location in Boston, Massachusetts. It provides integrated telemarketing services which help its clients attract, understand, acquire and service their customers through improved information efficiency.

In making the announcement, May & Speh's President Lawrence J. Speh, said: "The Services Agreement with The Faneuil Group exemplifies our commitment to long-term contractual client relationships. Further, it reflects a business partnership, where May & Speh's complementary value-added services will be offered to The Faneuil Group's clients."

Dennis O'Brien, Chairman and CEO of The Faneuil Group said: "We are confident that May & Speh's extensive information management services will enhance our ability to provide a wider and more complete scope of services to our clients."

Mr. Speh also stated that he was extremely pleased with the acquisition of Faneuil Systems (GIS), which will complement its existing outsourcing services business. Based in Oak Brook, Illinois, Faneuil Systems is a provider of data processing outsourcing. In 1995, Faneuil Systems' annual revenues exceeded $12 million. The acquisition agreement, effective July 1, 1996, provides for May & Speh to pay Faneuil, Inc. a purchase price of approximately $19 million ($16 million in cash at closing plus $3.1 million in future payments, subject to adjustment), plus a warrant to acquire
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180,000 shares of May & Speh common stock.  After the closing, Faneuil Systems will operate as GIS Information Systems, Inc., a subsidiary of May & Speh.

Commenting on the acquisition, Mr. Speh noted that "Faneuil Systems has been a strong local competitor led by a seasoned and highly regarded management team. We are especially excited about the people of Faneuil Systems -- their talent and commitment to client service will be invaluable to our continued growth in the outsourcing industry. We expect the acquisition to contribute positively to our planned revenue and earnings growth."

Frank J. Burns, President of Faneuil Systems, stated: "We are a particularly good fit with May & Speh because of our similar business cultures, as illustrated in our long-term client relationships and our long-tenured employees."

The acquisition will allow May & Speh to further leverage its use of large state-of-the-art data centers, increasing the economy of scale of its operations by adding 240 MIPS of processing capability.

In addition to its outsourcing services, May & Speh is a leading provider of information management services primarily for clients with significant database marketing requirements. The company provides direct marketing services, including database creation, data warehousing, modeling and analysis, list processing and data enhancement to clients in a range of industries, including financial services, consumer products, insurance and retail.